October 11, 2016

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention: Mr. Kevin W. Vaughn, Accountant Branch Chief

Re: ITAU CORPBANCA (formerly Corpbanca)
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed March 31, 2016
 File No. 001-32305

Dear Mr. Vaughn:

We are submitting this letter to respond to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC"), contained in your letter, dated September 29, 2016 (the "Comment Letter"), in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2015 (No. 001-32305) (the "Form 20-F"), filed by Itaú Corpbanca ("Itaú CorpBanca") with the SEC on March 31, 2016.
As per your phone conversation with our counsel, we confirm that we will file our detailed response to the Comment Letter with the SEC on or before Tuesday, October 25, 2016.  Thank you for agreeing to extend the time required to file Itaú Corpbanca's response.

Itaú CorpBanca acknowledges that:
•	Itaú CorpBanca is responsible for the adequacy and accuracy of the disclosure in Form 20-F;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and
•	Itaú CorpBanca may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
*  *  *
We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.

Yours truly,

/s/ Gabriel Moura
Gabriel Moura
Chief Financial Officer
Tel: 562-2686-0082
gabriel.moura@itau.cl
c.c.	Ms. Lory Empie

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com